SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3) (“Gafisa” or “Company”) and CONSTRUTORA TENDA S.A. (Bovespa, TEND3) (“Tenda”) hereby disclose to their shareholders and the market that, in accordance with the meeting held today, the Board of Directors of Gafisa approved the cancellation of 15,500,000 of the Company’s common shares which were held in treasury, without capital reduction, which is now divided into 408.066.162 common shares, nominative, book entry and with no par value.

On the same date, Gafisa’s Board of Directors approved the amendment of the current repurchase program, as approved at the meeting of the Board of Directors held on November 18, 2014 ("Repurchase Program") in order to include within the Program the additional option of repurchase 13,950,000 shares issued by the Company, so that the current Repurchase Program will be to acquire up to the limit of 30,207,130 shares issued by the Company, to be held in treasury and future cancellation or disposal, to be concluded on November 17, 2015, The new limit of the Repurchase Program, equivalent to 30,207,130 common shares, corresponds to 10% of the 408,066,162 of the Company’s common shares outstanding in the market, in addition to the 10,599,486 shares currently held in treasury by the Company. The approval was in accordance with Article 30, § 1st "b", of Law n° 6,404/76, CVM Instruction n° 10/80 ("ICVM 10"), and Article 22 (s) of the Company’s Bylaws and will compete to Gafisa’s Executive Officers to determine the opportunities and the volume to be acquired.

The acquisition will be made upon debit of the Investment Reserve account registered in the balance sheet as of September 30, 2014, in the amount of R$437,155,710.35, observing in particular the provisions of Article 12 of CVM Instruction nº 10/80. It will remain in full force and effectiveness all the other terms and conditions of the Repurchase Program that have not been expressly modified by this resolution, including the condition that the acquisition of shares by the Company via the Repurchase Program is conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity in a level equal or lower than 60% at the time of the shares’ acquisition.

São Paulo, December 3, 2014.

GAFISA S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 3, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer